Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-281962) and related Prospectus of Domo, Inc. for the registration of Class B common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated March 28, 2024, with respect to the consolidated financial statements of Domo, Inc., and the effectiveness of internal control over financial reporting of Domo, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Salt Lake City, Utah
September 18, 2024